Exhibit 99.1
ERMENEGILDO ZEGNA GROUP REPORTS FIRST HALF 2024 REVENUES OF €960 MILLION WITH PROFIT AT €31 MILLION AND ADJUSTED EBIT AT €81 MILLION.

•Revenues of €960.1 million, up 6% from H1 2023 (+8% at constant currency and -2.7% organic1)
•Profit of €31.3 million (3.3% profit margin) compared to €52.1 million in H1 2023 (5.8% profit margin)
•Gross profit margin of 66.4% up 220bps from 64.2% in H1 2023
•Adjusted EBIT1 of €80.9 million with an Adjusted EBIT Margin of 8.4% (13.3% in H1 2023)
•Important investments to further strengthen Group’s brands concentrated in H1 2024

September 18, 2024 – MILAN— (Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or “the Group”) today announced profit of €31.3 million in H1 2024 compared to €52.1 million in H1 2023. In H1 2024, Adjusted EBIT was equal to €80.9 million compared to €119.9 million in H1 2023.
Ermenegildo “Gildo” Zegna, Group Chairman and CEO, said: “The first half of 2024 was marked by important investments in all three of our brands to further strengthen and foster ongoing value creation for each of them. We continued to double down on the successful ZEGNA One Brand Strategy, recently exemplified by the VILLA ZEGNA event in New York. We have taken decisive actions to reinforce the Thom Browne organization both at HQ and in key regions. And, at TOM FORD FASHION, we recently announced Haider Ackermann as the new TOM FORD Creative Director – a pairing that we are confident will take the brand to new heights.

I believe these steps are what is needed for our Group as the luxury industry goes through an important normalization phase and continues to face macroeconomic and geopolitical uncertainties around the world. Our first half operating results – with Adjusted EBIT Margin at 8.4% vs. 13.3% in H1 2023 – were also affected by our decision to continue investing in key projects, some of which were concentrated in the first six months of the year. Along with these investments, we have also implemented cost controls while continuing to operate with appropriate caution. Even though the overall environment is expected to remain even more challenging, I am confident that our projects and actions are the right ones to unleash the untapped long-term potential of all three of our brands.”

1 Revenues on organic growth basis (organic or organic growth) and on a constant currency basis (constant currency), are non-IFRS financial measures. Constant currency growth is calculated excluding foreign exchange. Organic growth is calculated excluding (a) foreign exchange, (b) acquisitions & disposals, (c) changes in license agreements where the Group operates as a licensee. See the non-IFRS financial measures section starting on page 8 of this press release for the definition and reconciliation of non-IFRS financial measures.

Results of Operations

	For the six months ended June 30,
(€ thousands, except percentages)	2024	Percentage of revenues	2023	Percentage of revenues
Revenues	960,122	100.0%	903,059	100.0%
Costs of sales	(322,678)	(33.6%)	(323,228)	(35.8%)
Gross profit	637,444	66.4%	579,831	64.2%
Selling, general and administrative expenses	(497,612)	(51.8%)	(415,792)	(46.0%)
Marketing expenses	(66,751)	(7.0%)	(47,530)	(5.3%)
Operating profit	73,081	7.6%	116,509	12.9%
Financial income	12,106	1.3%	15,601	1.7%
Financial expenses	(29,267)	(3.0%)	(44,592)	(4.9%)
Foreign exchange losses	(7,684)	(0.8%)	(7,003)	(0.8%)
Result from investments accounted for using the equity method	314	—%	(2,237)	(0.2%)
Profit before taxes	48,550	5.1%	78,278	8.7%
Income taxes	(17,218)	(1.8%)	(26,162)	(2.9%)
Profit	31,332	3.3%	52,116	5.8%

Half Year 2024 Key Financial Highlights

Revenues

In H1 2024 the Group recorded revenues of €960.1 million, +6.3% YoY and -2.7% organic. The ZEGNA brand recorded €566.1 million, +4.6% YoY and +5.9% organic growth. Thom Browne revenues were €166.7 million, -19.4% YoY and -26.7% organic. TOM FORD FASHION recorded €148.5 million of revenues, +132.0% YoY and +4.7% organic growth while Textile revenues were €71.8 million (-1.7% YoY and -0.6% organic).
Gross Profit, Operating Profit and Profit

Gross profit in H1 2024 reached €637.4 million compared to €579.8 million in H1 2023 with a gross profit margin of 66.4% compared to 64.2% in H1 2023. This improvement was driven by two main factors: first, channel mix, given the increasing proportion of direct-to-consumer (“DTC”) revenues which rose from 72% in H1 2023 to 76% in H1 2024 of branded group revenues (excluding Textile and Other businesses), and second, better inventory management.
Selling, general, and administrative (SG&A) expenses were €497.6 million (51.8% of revenues) in H1 2024, compared to €415.8 million (46.0% of revenues) in H1 2023. The SG&A higher incidence on revenues largely reflects investments made in talents to support the future growth of all the Group’s brands, as well as to develop the store network, and the consolidation of Tom Ford Fashion segment results for the entire six months (compared to approximately two months in H1 2023).
Marketing expenses in H1 2024 were €66.8 million (7.0% of revenues) compared to €47.5 million (5.3% of revenues) in H1 2023. The increase in incidence of the marketing expenses is largely due to a higher number of events concentrated in the first part of the year compared to H1 2023.

As a result of the above, the Group reported an operating profit of €73.1 million compared to €116.5 million in H1 2023 and a profit of €31.3 million, with a 3.3% profit margin, compared to €52.1 million in H1 2023 (5.8% profit margin).

Adjusted EBIT and Adjusted EBIT Margin

The table below shows the reconciliation of Profit to Adjusted EBIT and the calculation of the profit margin and the Adjusted EBIT Margin in H1 2024 and 2023. Adjusted EBIT is the main performance metric used by the Group’s management at the consolidated and reporting segment level.

	For the six months ended June 30,
(€ thousands, except percentages)	2024	2023
Profit	31,332	52,116
Income taxes	17,218	26,162
Financial income	(12,106)	(15,601)
Financial expenses	29,267	44,592
Foreign exchange losses	7,684	7,003
Result from investments accounted for using the equity method	(314)	2,237
Operating profit	73,081	116,509
Adjustments:
Net impairment of leased and owned stores	4,979	—
Severance indemnities and provisions for severance expenses	1,436	738
Legal costs for trademark dispute	1,388	649
Transaction costs related to acquisitions	26	4,975
Costs related to the Business Combination	—	1,059
Special donations for social responsibility	—	100
Net income related to lease agreements	—	(4,126)
Adjusted EBIT	80,910	119,904

Revenues	960,122	903,059
Profit margin (Profit / Revenues)	3.3%	5.8%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	8.4%	13.3%

Analysis by Segment

In H1 2024, Adjusted EBIT for the Zegna segment was €84.7 million from €99.7 million in H1 2023. Adjusted EBIT for the Thom Browne segment was €20.2 million, from €31.5 million in H1 2023. The Tom Ford Fashion segment reported an Adjusted EBIT of negative €11.9 million, versus positive €4.3 million in H1 2023. The latter comparison, however, is not meaningful since H1 2023 consists of approximately just two months of TOM FORD FASHION results (consolidated since April 29, 2023).

	For the six months ended June 30,		Change
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Revenues
Zegna	660,538	644,310	16,228	2.5%
Thom Browne	166,935	207,959	(41,024)	(19.7%)
Tom Ford Fashion	148,493	64,027	84,466	131.9%
Eliminations	(15,844)	(13,237)	(2,607)	n.m. (*)
Total revenues	960,122	903,059	57,063	6.3%
________________________________________
(*) Throughout this document “n.m.” means not meaningful.

	For the six months ended June 30,		Change
(€ thousands, except percentages)	2024	2023	2024 vs 2023	%
Adjusted EBIT
Zegna	84,695	99,718	(15,023)	(15.1%)
Thom Browne	20,186	31,521	(11,335)	(36.0%)
Tom Ford Fashion	(11,913)	4,303	(16,216)	n.m.
Corporate	(11,965)	(15,626)	3,661	23.4%
Eliminations	(93)	(12)	(81)	n.m.
Total	80,910	119,904	(38,994)	(32.5%)

Adjusted EBIT Margin
Zegna	12.8%	15.5%
Thom Browne	12.1%	15.2%
Tom Ford Fashion	(8.0%)	6.7%

Zegna segment

In H1 2023, the Zegna segment (which includes ZEGNA brand, Textile and Third Party Brands) generated revenues of €660.5 million2, +2.5% YoY (+3.5% organic growth).
Adjusted EBIT for the Zegna segment was €84.7 million in H1 2024 with an Adjusted EBIT Margin of 12.8% compared to 15.5% in H1 2023. This performance was primarily driven by the increase in marketing expenses, due to a higher concentration of events and projects in the first half of 2024 compared to the first six months of the prior year, investments in talents and on the stores network expansions.

Thom Browne segment

In H1 2024, the Thom Browne segment generated revenues of €166.9 million, -19.7% YoY (-27.0% organic).
Adjusted EBIT for the Thom Browne segment was €20.2 million in H1 2024, with an Adjusted EBIT Margin of 12.1% compared to 15.2% in H1 2023. The decrease was led by a lower operating leverage due to the decline in revenues.
Tom Ford Fashion segment

In H1 2024, the Tom Ford Fashion (“TFF”) segment generated revenues of €148.5 million, +131.9% YoY and +4.7% organic growth. Adjusted EBIT for this segment in H1 2024 was negative €11.9 million, compared to positive €4.3 million in H1 2023. Given that the Tom Ford Fashion segment was consolidated for only approximately two months in H1 2023, the comparison between H1 2024 and H1 2023 results is not meaningful.
Additionally, since the acquisition, the Group has started to strengthen the TFF organization – investing in talent, store networks, marketing and in IT systems – to support its future growth, which also explain the increase in costs in H1 2024.

Corporate costs

Corporate costs amounted to €12.0 million in H1 2024 compared to €15.6 million in H1 2023. The decrease is largely due to a lower impact of incentive plans.
2 Before inter-segment eliminations.

Capital Expenditure, Trade Working Capital, Net Financial Indebtedness/(Cash Surplus) and Free Cash Flow

Capital expenditure

	For the six months ended June 30,
(€ thousands)	2024	2023
Payments for property, plant and equipment	47,926	25,699
Payments for intangible assets	12,151	8,801
Capital expenditure	60,077	34,500

Capital expenditure (capex) in H1 2024 achieved €60.1 million compared to €34.5 million in H1 2023. This increase is mainly attributable to the first part of investments for the new footwear production plant in Parma (Italy) and the expansion in the DTC channel mainly for ZEGNA and Tom Ford Fashion.
Trade Working Capital

(€ thousands)	At June 30, 2024	At December 31, 2023	At June 30, 2023
Trade Working Capital	475,642	448,909	465,419
of which trade receivables	216,670	240,457	217,208
of which inventories	540,791	522,589	545,176
of which trade payables and customer advances	(281,819)	(314,137)	(296,965)

Trade Working Capital was €475.6 million at June 30, 2024, 2.2% higher compared to €465.4 million at June 30, 2023. The increase is mainly attributable to a lower level of trade payable (-5.1% vs. June 30, 2023) partially counterbalanced by a better management of inventories and stable receivables.

Net Financial Indebtedness/(Cash Surplus)

(€ thousands)	At June 30, 2024	At December 31, 2023	At June 30, 2023
Net Financial Indebtedness/(Cash Surplus)	65,509	10,810	17,033

Net Financial Indebtedness was €65.5 million at June 30, 2024, compared to €17.0 million at June 30, 2023, reflecting the net cash outflows mainly related to capex and investments in controlled entities.
Free Cash Flow

	For the six months ended June 30,
(€ thousands)	2024	2023
Net cash flows from operating activities	120,448	107,583
Payments for property, plant and equipment	(47,926)	(25,699)
Payments for intangible assets	(12,151)	(8,801)
Payments of lease liabilities	(66,950)	(59,115)
Free Cash Flow	(6,579)	13,968

In H1 2024 the Group generated negative Free Cash Flow of €6.6 million compared to positive €14.0 million in H1 2023, primarily driven by the increase in capex.

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Conference Call

As previously announced, today, at 8a.m. ET (2p.m. CET), the Group will host a live webcast and conference call.
To access the webcast please visit our website (https://ir.zegnagroup.com/events-and-presentations/events).
To participate in the call, please dial:

Italy: +39 06 9450 1060
United States: +1 646 787 9445
United Kingdom: +44 20 3936 2999

Access Code: 594212

Webcast link: https://events.q4inc.com/attendee/321182422

An online archive of the broadcast will be available on the website shortly after the live call and will be available for twelve months.

Upcoming Announcements

The Ermenegildo Zegna Group’s next scheduled announcement is October 22, 2024 Q3 2024 Revenues (*)
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(*) Unaudited figures

To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,000 employees and recorded revenues of €1.9 billion in 2023.
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Contacts
Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
Clementina Tito, Head of Corporate Communication

ir@zegna.com / corporatepress@zegna.com
***

Forward Looking Statements
This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to the Company. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek”, “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; the COVID-19 pandemic or similar public health crises; international business, regulatory, social and political risks; the conflict in Ukraine and sanctions imposed onto Russia; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; developments in Greater China and other growth and emerging markets; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; disruption in our information technology, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; failures to comply with applicable laws and regulations; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC.
Most of these factors are outside the Company’s control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company and its directors, officers or employees or any other person that the Company will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of the Company as of the date of this communication. Subsequent events and developments may cause that view to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company disclaims any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this communication.

***

First Half 2024 - Group Revenues Tables

Revenues by Segment (Unaudited)

	For the six months ended June 30,		H1 2024 vs H1 2023		For the three months ended June 30,		Q2 2024 vs Q2 2023
(€ thousands, except percentages)	2024	2023 (1)	%	Organic	2024	2023 (1)	%	Organic
Zegna	660,538	644,310	2.5%	3.5%	335,638	324,986	3.3%	2.7%
Thom Browne	166,935	207,959	(19.7%)	(27.0%)	87,869	94,708	(7.2%)	(17.8%)
Tom Ford Fashion	148,493	64,027	131.9%	4.7%	83,473	64,027	30.4%	4.7%
Eliminations	(15,844)	(13,237)	n.m.	n.m.	(10,015)	(8,974)	n.m.	n.m.
Total revenues	960,122	903,059	6.3%	(2.7%)	496,965	474,747	4.7%	(0.4%)
________________________________________
(1)Revenues from Pelletteria Tizeta, a manufacturing company of the Group, which were allocated to the Zegna segment in H1 2023, are now presented within the Tom Ford Fashion segment in H1 2024. As a result, the related revenues in H1 2023 have been reclassified from the Zegna segment to the Tom Ford Fashion segment to conform to the current period presentation.

Revenues by Brand and Product Line (Unaudited)

	For the six months ended June 30,		H1 2024 vs H1 2023		For the three months ended June 30,		Q2 2024 vs Q2 2023
(€ thousands, except percentages)	2024	2023	%	Organic	2024	2023	%	Organic
ZEGNA brand	566,067	541,319	4.6%	5.9%	283,197	269,430	5.1%	5.0%
Thom Browne	166,721	206,951	(19.4%)	(26.7%)	87,514	94,399	(7.3%)	(17.9%)
TOM FORD FASHION	148,493	64,015	132.0%	4.7%	83,473	64,015	30.4%	4.7%
Textile	71,836	73,072	(1.7%)	(0.6%)	38,593	39,254	(1.7%)	(0.5%)
Other (1)	7,005	17,702	(60.4%)	(32.9%)	4,188	7,649	(45.2%)	(23.0%)
Total revenues	960,122	903,059	6.3%	(2.7%)	496,965	474,747	4.7%	(0.4%)
________________________________________
(1)Other mainly includes revenues from agreements with third party brands.

Revenues by Distribution Channel (Unaudited)

	For the six months ended June 30,		H1 2024 vs H1 2023		For the three months ended June 30,		Q2 2024 vs Q2 2023
(€ thousands, except percentages)	2024	2023	%	Organic	2024	2023	%	Organic
Direct to Consumer (DTC)
ZEGNA brand	486,561	465,710	4.5%	5.1%	246,946	236,114	4.6%	4.0%
Thom Browne	89,976	82,924	8.5%	(12.8%)	45,257	40,075	12.9%	(11.6%)
TOM FORD FASHION	93,062	34,751	167.8%	1.3%	49,361	34,751	42.0%	1.3%
Total Direct to Consumer (DTC)	669,599	583,385	14.8%	2.4%	341,564	310,940	9.8%	1.7%
As a percentage of branded products (1)	76%	72%			75%	73%
Wholesale branded
ZEGNA brand	79,506	75,609	5.2%	10.4%	36,251	33,316	8.8%	11.8%
Thom Browne	76,745	124,027	(38.1%)	(36.0%)	42,257	54,324	(22.2%)	(22.4%)
TOM FORD FASHION	55,431	29,264	89.4%	8.7%	34,112	29,264	16.6%	8.7%
Total Wholesale branded	211,682	228,900	(7.5%)	(14.9%)	112,620	116,904	(3.7%)	(5.0%)
As a percentage of branded products	24%	28%			25%	27%
Textile	71,836	73,072	(1.7%)	(0.6%)	38,593	39,254	(1.7%)	(0.5%)
Other (2)	7,005	17,702	(60.4%)	(32.9%)	4,188	7,649	(45.2%)	(23.0%)
Total revenues	960,122	903,059	6.3%	(2.7%)	496,965	474,747	4.7%	(0.4%)
________________________________________
(1)Branded products refer to the products sold under the three brands that the Group operates, through the DTC or wholesale branded distribution channels.
(2)Other mainly includes revenues from agreements with third party brands.

Revenues by Geographical Area (Unaudited)

	For the six months ended June 30,		H1 2024 vs H1 2023		For the three months ended June 30,		Q2 2024 vs Q2 2023
(€ thousands, except percentages)	2024	2023	%	Organic	2024	2023	%	Organic
EMEA (1)	336,591	322,680	4.3%	(1.5%)	180,029	172,572	4.3%	2.8%
Americas (2)	246,046	190,112	29.4%	6.7%	131,869	117,705	12.0%	4.5%
Greater China Region	266,324	306,835	(13.2%)	(11.7%)	126,925	142,309	(10.8%)	(10.0%)
Rest of APAC (3)	109,990	82,190	33.8%	5.4%	57,556	41,463	38.8%	5.9%
Other (4)	1,171	1,242	(5.7%)	(17.5%)	586	698	(16.0%)	(21.2%)
Total revenues	960,122	903,059	6.3%	(2.7%)	496,965	474,747	4.7%	(0.4%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.
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Group Monobrand (1) Store Network at June 30, 2024

	At June 30, 2024				At December 31, 2023				At June 30, 2023
Stores	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group	ZEGNA	Thom Browne	TOM FORD FASHION	Group
EMEA (2)	75	9	7	91	71	9	4	84	69	10	4	83
Americas	64	20	12	96	59	7	12	78	55	7	11	73
Greater China Region	82	35	11	128	79	33	10	122	79	32	11	122
Rest of APAC	58	38	26	122	44	37	25	106	43	17	25	85
Total Direct to Consumer (DTC)	279	102	56	437	253	86	51	390	246	66	51	363
EMEA (2)	46	7	16	69	55	7	14	76	59	7	12	78
Americas	67	3	50	120	63	3	50	116	63	3	51	117
Greater China Region	13	10	—	23	13	10	—	23	13	11	—	24
Rest of APAC	4	4	5	13	20	5	6	31	22	22	7	51
Total Wholesale	130	24	71	225	151	25	70	246	157	43	70	270
Total	409	126	127	662	404	111	121	636	403	109	121	633
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(1)Monobrand store count includes our DOSs (which are divided into boutiques and outlets) and our Wholesale monobrand stores (including also monobrand franchisees).
(2)Does not include any stores in Russia at June 30, 2024, December 31, 2023 or at June 30, 2023. Although some stores may still be operating at June 30, 2024, they have not been supplied by the Group since February 2022 and have therefore been excluded from the Group’s store count.

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF PROFIT
for the six months ended June 30, 2024 and 2023
(Unaudited)

	For the six months ended June 30,
(€ thousands)	2024	2023
Revenues	960,122	903,059
Cost of sales	(322,678)	(323,228)
Gross profit	637,444	579,831
Selling, general and administrative expenses	(497,612)	(415,792)
Marketing expenses	(66,751)	(47,530)
Operating profit	73,081	116,509
Financial income	12,106	15,601
Financial expenses	(29,267)	(44,592)
Foreign exchange losses	(7,684)	(7,003)
Result from investments accounted for using the equity method	314	(2,237)
Profit before taxes	48,550	78,278
Income taxes	(17,218)	(26,162)
Profit	31,332	52,116
Attributable to:
Shareholders of the Parent Company	25,085	45,967
Non-controlling interests	6,247	6,149

Basic earnings per share in €	0.10	0.19
Diluted earnings per share in €	0.10	0.19

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2024 and at December 31, 2023
(Unaudited)

(€ thousands)	At June 30, 2024	At December 31, 2023
Assets
Non-current assets
Intangible assets	594,936	572,274
Property, plant and equipment	176,094	159,608
Right-of-use assets	561,176	533,952
Investments accounted for using the equity method	19,066	18,765
Deferred tax assets	165,254	160,878
Other non-current financial assets	36,121	33,898
Total non-current assets	1,552,647	1,479,375
Current assets
Inventories	540,791	522,589
Trade receivables	216,670	240,457
Derivative financial instruments	4,345	11,110
Tax receivables	36,112	31,024
Other current financial assets	99,451	90,917
Other current assets	105,967	95,260
Cash and cash equivalents	225,316	296,279
Total current assets	1,228,652	1,287,636
Total assets	2,781,299	2,767,011
Liabilities and Equity
Equity attributable to shareholders of the Parent Company	852,678	840,294
Equity attributable to non-controlling interests	61,527	60,602
Total equity	914,205	900,896
Non-current liabilities
Non-current borrowings	218,132	113,285
Other non-current financial liabilities	141,239	136,556
Non-current lease liabilities	497,543	471,083
Non-current provisions for risks and charges	20,323	19,849
Employee benefits	35,727	29,645
Deferred tax liabilities	77,843	73,885
Other non-current liabilities	4,758	9,689
Total non-current liabilities	995,565	853,992
Current liabilities
Current borrowings	167,963	289,337
Other current financial liabilities	—	22,102
Current lease liabilities	133,554	122,642
Derivative financial instruments	2,741	897
Current provisions for risks and charges	13,111	16,019
Trade payables and customer advances	281,819	314,137
Tax liabilities	41,957	41,976
Other current liabilities	230,384	205,013
Total current liabilities	871,529	1,012,123
Total equity and liabilities	2,781,299	2,767,011

Ermenegildo Zegna N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the six months ended June 30, 2024 and 2023
(Unaudited)

	For the six months ended June 30,
(€ thousands)	2024	2023
Operating activities
Profit	31,332	52,116
Income taxes	17,218	26,162
Depreciation, amortization and impairment of assets	113,527	86,983
Financial income	(12,106)	(15,601)
Financial expenses	29,267	44,592
Foreign exchange losses	7,684	7,003
Write downs and other provisions	1,450	962
Write downs of the provision for obsolete inventory	7,775	19,292
Result from investments accounted for using the equity method	(314)	2,237
Other non-cash expenses, net	36,124	18,839
Change in inventories	(21,568)	(79,454)
Change in trade receivables	21,286	(26,851)
Change in trade payables including customer advances	(28,354)	3,710
Change in other operating assets and liabilities	(42,268)	2,870
Interest paid	(19,587)	(13,480)
Income taxes paid	(21,018)	(21,797)
Net cash flows from operating activities	120,448	107,583
Investing activities
Payments for property, plant and equipment	(47,926)	(25,699)
Payments for intangible assets	(12,151)	(8,801)
Payments for purchases of non-current financial assets	(1,319)	(585)
Proceeds from disposals of current financial assets and derivative instruments	15,707	221,869
Payments for acquisitions of current financial assets and derivative instruments	(21,444)	(6,023)
Business combinations, net of cash acquired	(14,608)	(108,575)
Acquisition of investments accounted for using the equity method	—	(11,228)
Net cash flows (used in)/from investing activities	(81,741)	60,958
Financing activities
Proceeds from borrowings	154,713	65,000
Repayments of borrowings	(174,223)	(173,407)
Payments of lease liabilities	(66,950)	(59,115)
Payments for acquisition of non-controlling interests	(23,502)	—
Proceeds from the exercise of warrants	—	4,409
Sales of shares held in treasury	—	3,654
Dividends paid to non-controlling interests	(1,444)	(6,068)
Net cash flows used in financing activities	(111,406)	(165,527)
Effects of exchange rate changes on cash and cash equivalents	1,736	(2,295)
Net (decrease)/increase in cash and cash equivalents	(70,963)	719

Cash and cash equivalents at the beginning of the period	296,279	254,321
Cash and cash equivalents at the end of the period	225,316	255,040

Non-IFRS Financial Measures

The Group’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including: adjusted earnings before interest and taxes (“Adjusted EBIT”), Adjusted EBIT Margin, Net Financial Indebtedness/(Cash Surplus), Trade Working Capital, Free Cash Flow, revenues on a constant currency basis (constant currency) and revenues on an organic growth basis (organic or organic growth). The Group’s management believes that these non-IFRS financial measures provide useful and relevant information regarding the Group’s financial performance and financial condition, and improve the ability of management and investors to assess and compare the financial performance and financial position of the Group with those of other companies. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which the Group operates, the financial measures that the Group uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. A definition, explanation of relevance and a reconciliation of each non-IFRS financial measure to the most directly comparable measure calculated and presented in accordance with IFRS are set out below.
Adjusted EBIT and Adjusted EBIT Margin

Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, foreign exchange losses and the result from investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities, including, for one or all of the periods presented and as further described below, net impairment of leased and owned stores, severance indemnities and provisions for severance expenses, legal costs for trademark dispute, transaction costs related to acquisitions, costs related to the Business Combination, special donations for social responsibility and net income related to lease agreements.

Adjusted EBIT Margin is defined as Adjusted EBIT divided by revenues of the applicable period.

The Group’s management uses Adjusted EBIT and Adjusted EBIT Margin for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as they provide additional transparency regarding the Group’s underlying operating performance. The Group’s management believes these non-IFRS financial measures are useful because they exclude items that management believes are not indicative of the Group’s underlying operating performance and allow management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. The Group’s management also believes that Adjusted EBIT and Adjusted EBIT Margin are useful for investors and analysts to better understand how management assesses the Group’s underlying operating performance on a consistent basis and to compare the Group’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT and Adjusted EBIT Margin provide useful information to third party stakeholders in understanding and evaluating the Group’s operating results.

The following table presents a reconciliation of Profit to Adjusted EBIT and the calculation of the profit margin and the Adjusted EBIT Margin for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
(€ thousands, except percentages)	2024	2023
Profit	31,332	52,116
Income taxes	17,218	26,162
Financial income	(12,106)	(15,601)
Financial expenses	29,267	44,592
Foreign exchange losses	7,684	7,003
Result from investments accounted for using the equity method	(314)	2,237
Operating profit	73,081	116,509
Adjustments:
Net impairment of leased and owned stores (1)	4,979	—
Severance indemnities and provisions for severance expenses (2)	1,436	738
Legal costs for trademark dispute (3)	1,388	649
Transaction costs related to acquisitions (4)	26	4,975
Costs related to the Business Combination (5)	—	1,059
Special donations for social responsibility (6)	—	100
Net income related to lease agreements (7)	—	(4,126)
Adjusted EBIT	80,910	119,904

Revenues	960,122	903,059
Profit margin (Profit / Revenues)	3.3%	5.8%
Adjusted EBIT Margin (Adjusted EBIT / Revenues)	8.4%	13.3%
________________________________________
(1)Net impairment of leased and owned stores of €4,979 thousand for the six months ended June 30, 2024 includes (i) impairment of €3,036 thousand related to right-of-use assets, and (ii) impairment of €1,943 thousand related to property, plant and equipment.
(2)Relates to severance indemnities of €1,436 thousand and €738 thousand for the six months ended June 30, 2024 and 2023, respectively.
(3)Relates to legal costs of €1,388 thousand and €649 thousand for the six months ended June 30, 2024 and 2023, respectively, in connection with a legal dispute between Adidas AG (“adidas”) and Thom Browne, primarily in relation to the use of trademarks.
(4)Relates to transaction costs of €26 thousand and €4,975 thousand, for the six months ended June 30, 2024 and 2023, respectively, primarily for consultancy and legal fees related to the acquisition of the ZEGNA business in South Korea and for 2023 only, to the TFI Acquisition and the acquisition of a 25% interest in Norda.
(5)Costs related to the Business Combination of €1,059 thousand for the six months ended June 30, 2023 relate to the grant of equity awards to management in 2021 with vesting subject to the public listing of the Company’s shares and certain other performance and/or service conditions.
(6)Relates to donations to support initiatives related to humanitarian emergencies in Turkey of €100 thousand for the six months ended June 30, 2023.
(7)Net income related to lease agreements of €4,126 thousand for the six months ended June 30, 2023 relates to the derecognition of lease liabilities following a change in terms of a lease agreement in Hong Kong.

Net Financial Indebtedness/(Cash Surplus)

Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current) and derivative financial instrument liabilities, net of cash and cash equivalents, derivative financial instrument assets, securities (recorded within other current financial assets in the semi-annual condensed consolidated statement of financial position).

The Group’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to the Group. The Group’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze the Group’s financial position and financial resources available, and to compare the Group’s financial position and financial resources available with that of other companies.

The following table sets forth the calculation of Net Financial Indebtedness/(Cash Surplus) at June 30, 2024, at December 31, 2023 and June 30, 2023:

(€ thousands)	At June 30, 2024	At December 31, 2023	At June 30, 2023
Non-current borrowings	218,132	113,285	112,747
Current borrowings	167,963	289,337	283,077
Derivative financial instruments — Liabilities	2,741	897	2,186
Total borrowings, other financial liabilities and derivatives	388,836	403,519	398,010
Cash and cash equivalents	(225,316)	(296,279)	(255,040)
Derivative financial instruments — Assets	(4,345)	(11,110)	(17,985)
Other current financial assets (1)	(93,666)	(85,320)	(107,952)
Total cash and cash equivalents, other current financial assets and derivatives	(323,327)	(392,709)	(380,977)
Net Financial Indebtedness/(Cash Surplus)	65,509	10,810	17,033
________________________________________
(1)Includes (i) the Group’s investments in securities amounting to €105,752 thousand and (ii) a financial receivable from an associated company of €2,200 thousand at June 30, 2023.

Trade Working Capital

Trade Working Capital is defined as current assets less current liabilities adjusted for derivative assets and liabilities, tax receivables and liabilities, cash and cash equivalents, borrowings, lease liabilities, and certain other current assets and liabilities.

The Group’s management uses Trade Working Capital to understand and evaluate the Group’s liquidity generation/absorption. The Group’s management believes this non-IFRS financial measure is important supplemental information for investors in evaluating liquidity in that it provides insight into the availability of net current resources to fund our ongoing operations. Trade Working Capital is a measure used by management in internal evaluations of cash availability and operational performance.

The following table sets forth the calculation of Trade Working Capital at June 30, 2024, at December 31, 2023 and June 30, 2023:

(€ thousands)	At June 30, 2024	At December 31, 2023	At June 30, 2023
Current assets	1,228,652	1,287,636	1,262,741
Current liabilities	(871,529)	(1,012,123)	(1,021,920)
Working capital	357,123	275,513	240,821
Less:
Derivative financial instruments - Assets	4,345	11,110	17,985
Tax receivables	36,112	31,024	17,734
Other current financial assets	99,451	90,917	109,918
Other current assets	105,967	95,260	99,680
Cash and cash equivalents	225,316	296,279	255,040
Current borrowings	(167,963)	(289,337)	(283,077)
Current lease liabilities	(133,554)	(122,642)	(121,761)
Derivative financial instruments - Liabilities	(2,741)	(897)	(2,186)
Other current financial liabilities	—	(22,102)	(23,373)
Current provisions for risks and charges	(13,111)	(16,019)	(15,458)
Tax liabilities	(41,957)	(41,976)	(46,928)
Other current liabilities	(230,384)	(205,013)	(232,172)
Trade Working Capital	475,642	448,909	465,419
of which trade receivables	216,670	240,457	217,208
of which inventories	540,791	522,589	545,176
of which trade payables and customer advances	(281,819)	(314,137)	(296,965)
Trade Working Capital increased by €26,733 thousand from €448,909 thousand at December 31, 2023 to €475,642 thousand at June 30, 2024, primarily related to (i) lower trade payables and customer advances of €32,318 thousand, and (ii) higher inventories of €18,202 thousand, partially offset by (iii) lower trade receivables of €23,787 thousand. The increase in inventories was driven by ZEGNA and TOM FORD FASHION to support growth of the business, including the effects of new store openings and the conversion of ZEGNA stores in South Korea from wholesale to DTC, as well as foreign exchange impact (mainly the United States Dollar and the Chinese Renminbi) and a build up of Textile inventories for the upcoming season, partially offset by a reduction in Thom Browne driven by improved inventory management. The changes in trade receivables and in trade payables and customer advances were primarily driven by seasonality, and the change in trade receivables also reflects the impact of the conversion of several stores from wholesale to DTC.

Free Cash Flow

Free Cash Flow is defined as net cash flows from operating activities less payments for property, plant and equipment (net of proceeds from disposals), intangible assets and lease liabilities.

The Group’s management believes that Free Cash Flow is a useful metric for management, investors and analysts to evaluate and monitor the Group’s ability to generate cash, including in comparison to other companies. Free Cash Flow is not representative of residual cash flows available for discretionary purposes.

The following table sets forth the Free Cash Flow for the six months ended June 30, 2024, and 2023:

	For the six months ended June 30,
(€ thousands)	2024	2023
Net cash flows from operating activities	120,448	107,583
Payments for property, plant and equipment	(47,926)	(25,699)
Payments for intangible assets	(12,151)	(8,801)
Payments of lease liabilities	(66,950)	(59,115)
Free Cash Flow	(6,579)	13,968

Revenues on a constant currency basis (constant currency)
In addition to presenting our revenues on a current currency basis, we also present certain revenue information on a constant currency basis (constant currency), which excludes the effects of foreign currency translation from our subsidiaries with functional currencies different from the Euro.

We calculate constant currency revenues by applying the current period average foreign currency exchange rates to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.

We use revenues on a constant currency basis to analyze how our underlying revenues have changed between periods independent of the effects of foreign currency translation.

Revenues on a constant currency basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the impact of foreign currency translation provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

Revenues on an organic growth basis (organic growth or organic)

In addition to presenting our revenues on a current currency basis, we also present certain revenue information on an organic growth basis (organic growth or organic). Organic growth is calculated as the change in revenues from period to period, excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee.

In calculating organic growth, the following adjustments are made to revenues:

(a)    Foreign exchange – Current period average foreign currency exchange rates are used to translate prior period revenues of foreign subsidiaries expressed in local functional currencies different than the Euro.
(b)    Acquisitions and disposals – Revenues generated by businesses and operations acquired in the current year are excluded. Revenues generated by businesses and operations acquired in the prior year are excluded from the current year for the same period that corresponds to the pre-acquisition period in the prior year. Additionally, where a business or operation was a customer prior to an acquisition, the related pre-acquisition revenues are excluded from the current and prior periods. Revenues generated by businesses and operations disposed of in the current year or prior year are excluded from both periods as applicable.
(c)    Changes in license agreements where the Group operates as a licensee – Revenues generated from license agreements where the Group operates as a licensee that are new or terminated in the current year or prior year are excluded from both periods (except if the effects are already included in acquisitions and disposals). Additionally, revenues generated from license agreements where the Group operates as a licensee that experienced a structural change in the scope or perimeter in the current year or prior year are excluded from both periods, including changes to product categories, distribution channels or geographies of the underlying license agreements.

We believe the presentation of organic growth is useful to better understand and analyze the underlying change in the Group’s revenues from period to period on a consistent perimeter and constant currency basis.

Revenues on an organic growth basis are not a substitute for revenues on a current currency basis or any IFRS-related measures, however we believe that revenues excluding the effects of (a) foreign exchange, (b) acquisitions and disposals and (c) changes in license agreements where the Group operates as a licensee provide additional useful information to management and to investors in analyzing and evaluating our revenues and operating performance.

The tables below show a reconciliation of reported revenue growth to constant currency, excluding the effects of foreign exchange, and to organic, which excludes also acquisitions and disposals and changes in license agreements where the Group operates as a licensee, by segment, by brand and product line, by distribution channel and by geographic area for the six months ended June 30, 2024 compared to the six months ended June 30, 2023 (H1 2024 vs H1 2023) and for the three months ended June 30, 2024 compared to the three months ended June 30, 2023 (Q2 2024 vs Q2 2023).

Segment

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	2.5%	(1.9%)	4.4%	0.7%	0.2%	3.5%
Thom Browne	(19.7%)	(1.2%)	(18.5%)	8.5%	—%	(27.0%)
Tom Ford Fashion	131.9%	(1.4%)	133.3%	128.6%	—%	4.7%
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)

	Q2 2024 vs Q2 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Zegna	3.3%	(1.1%)	4.4%	1.1%	0.6%	2.7%
Thom Browne	(7.2%)	(1.0%)	(6.2%)	11.6%	—%	(17.8%)
Tom Ford Fashion	30.4%	(1.0%)	31.4%	26.7%	—%	4.7%
Total	4.7%	(1.1%)	5.8%	6.7%	(0.5%)	(0.4%)

Brand and product line

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	4.6%	(2.1%)	6.7%	0.8%	—%	5.9%
Thom Browne	(19.4%)	(1.2%)	(18.2%)	8.5%	—%	(26.7%)
TOM FORD FASHION	132.0%	(1.3%)	133.3%	128.6%	—%	4.7%
Textile	(1.7%)	(1.0%)	(0.7%)	(0.1%)	—%	(0.6%)
Other	(60.4%)	(0.2%)	(60.2%)	(0.3%)	(27.0%)	(32.9%)
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)

	Q2 2024 vs Q2 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
ZEGNA brand	5.1%	(1.2%)	6.3%	1.3%	—%	5.0%
Thom Browne	(7.3%)	(1.0%)	(6.3%)	11.6%	—%	(17.9%)
TOM FORD FASHION	30.4%	(1.0%)	31.4%	26.7%	—%	4.7%
Textile	(1.7%)	(1.2%)	(0.5%)	—%	—%	(0.5%)
Other	(45.2%)	—%	(45.2%)	—%	(22.2%)	(23.0%)
Total	4.7%	(1.1%)	5.8%	6.7%	(0.5%)	(0.4%)

Distribution channel

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	4.5%	(2.3%)	6.8%	1.7%	—%	5.1%
Thom Browne	8.5%	(4.2%)	12.7%	25.5%	—%	(12.8%)
TOM FORD FASHION	167.8%	(2.9%)	170.7%	169.4%	—%	1.3%
Total Direct to Consumer (DTC)	14.8%	(2.7%)	17.5%	15.1%	—%	2.4%
Wholesale branded
ZEGNA brand	5.2%	(0.7%)	5.9%	(4.5%)	—%	10.4%
Thom Browne	(38.1%)	—%	(38.1%)	(2.1%)	—%	(36.0%)
TOM FORD FASHION	89.4%	(0.1%)	89.5%	80.8%	—%	8.7%
Total Wholesale branded	(7.5%)	(0.2%)	(7.3%)	7.6%	—%	(14.9%)
Textile	(1.7%)	(1.0%)	(0.7%)	(0.1%)	—%	(0.6%)
Other	(60.4%)	(0.2%)	(60.2%)	(0.3%)	(27.0%)	(32.9%)
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)

	Q2 2024 vs Q2 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
Direct to Consumer (DTC)
ZEGNA brand	4.6%	(1.3%)	5.9%	1.9%	—%	4.0%
Thom Browne	12.9%	(2.9%)	15.8%	27.4%	—%	(11.6%)
TOM FORD FASHION	42.0%	(1.8%)	43.8%	42.5%	—%	1.3%
Total Direct to Consumer (DTC)	9.8%	(1.6%)	11.4%	9.7%	—%	1.7%
Wholesale branded
ZEGNA brand	8.8%	(0.3%)	9.1%	(2.7%)	—%	11.8%
Thom Browne	(22.2%)	—%	(22.2%)	0.2%	—%	(22.4%)
TOM FORD FASHION	16.6%	(0.4%)	17.0%	8.3%	—%	8.7%
Total Wholesale branded	(3.7%)	(0.2%)	(3.5%)	1.5%	—%	(5.0%)
Textile	(1.7%)	(1.2%)	(0.5%)	—%	—%	(0.5%)
Other	(45.2%)	—%	(45.2%)	—%	(22.2%)	(23.0%)
Total	4.7%	(1.1%)	5.8%	6.7%	(0.5%)	(0.4%)

Geographic area

	H1 2024 vs H1 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	4.3%	(0.1%)	4.4%	6.9%	(1.0%)	(1.5%)
Americas (2)	29.4%	0.1%	29.3%	24.4%	(1.8%)	6.7%
Greater China Region	(13.2%)	(2.9%)	(10.3%)	1.4%	—%	(11.7%)
Rest of APAC (3)	33.8%	(8.5%)	42.3%	37.8%	(0.9%)	5.4%
Other (4)	(5.7%)	—%	(5.7%)	11.8%	—%	(17.5%)
Total	6.3%	(1.8%)	8.1%	11.6%	(0.8%)	(2.7%)

	Q2 2024 vs Q2 2023
	Revenues Growth	less Foreign exchange	Constant Currency	less Acquisitions and disposals	less Changes in license agreements where the Group operates as a licensee	Organic
EMEA (1)	4.3%	0.3%	4.0%	2.0%	(0.8%)	2.8%
Americas (2)	12.0%	(0.2%)	12.2%	8.4%	(0.7%)	4.5%
Greater China Region	(10.8%)	(1.5%)	(9.3%)	0.8%	(0.1%)	(10.0%)
Rest of APAC (3)	38.8%	(9.7%)	48.5%	42.9%	(0.3%)	5.9%
Other (4)	(16.0%)	(0.1%)	(15.9%)	5.3%	—%	(21.2%)
Total	4.7%	(1.1%)	5.8%	6.7%	(0.5%)	(0.4%)
________________________________________
(1)EMEA includes Europe, the Middle East and Africa.
(2)Americas includes the United States of America, Canada, Mexico, Brazil and other Central and South American countries.
(3)Rest of APAC includes Japan, South Korea, Singapore, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(4)Other revenues mainly include royalties.

***

Capital expenditure

Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.

The following table shows a breakdown of capital expenditure by category for the six months ended June 30, 2024 and 2023.

	For the six months ended June 30,
(€ thousands)	2024	2023
Payments for property, plant and equipment	47,926	25,699
Payments for intangible assets	12,151	8,801
Capital expenditure	60,077	34,500

***